January 21, 2026

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW – Request for Withdrawal First Trust Exchange-Traded Fund Registration on Form N-1A Post-Effective Amendment No. 184 (Registration Statement File Nos. 333-125751, 811-21774)

Ladies and Gentlemen:

On behalf of First Trust Bitcoin Buffer 30 ETF – [Month] (the “Fund”), a series of First Trust Exchange-Traded Fund (the “Trust”), the Trust hereby requests the withdrawal of the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”). Post-Effective Amendment No. 184 was originally filed with the Securities and Exchange Commission on November 22, 2024. The Trust no longer intends to seek effectiveness of the Fund and no securities of the Fund were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement.

Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND

By:	/s/ James M. Dykas James M. Dykas, President and Chief Executive Officer